CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$425,000	$49.34

Pricing supplement no. 1188 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 34-A-II dated February 7, 2011	Registration Statement No. 333-155535 Dated March 18, 2011 Rule 424(b)(2)

Structured Investments	$425,000 6.575% (equivalent to 13.15% per annum) Reverse Exchangeable Notes due September 23, 2011 Linked to the Units of Beneficial Interest in Mesabi Trust

General

  These notes are cash pay only and not subject to physical settlement at maturity.
  The notes are designed for investors who seek a higher interest rate than either the current dividend yield on the Units or the yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation in the Units, be willing to accept the risks of exposure to the units of beneficial interest in Mesabi Trust, and be willing to lose some or all of their principal at maturity.
  The maturity of the notes will be accelerated if Mesabi Trust is terminated, dissolved or otherwise liquidated.
  The notes will pay 6.575% (equivalent to 13.15% per annum) interest over the term of the notes. However, the notes do not guarantee any return of principal at maturity. Instead, the payment at maturity will be based on the Final Share Price of the Units and whether the closing price of the Units is less than the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period, as described below.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 23, 2011*.
  Payment at maturity for each $1,000 principal amount note will be either a cash payment of $1,000 or the Cash Value, in each case, together with any accrued and unpaid interest, as described below.
  Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Minimum denominations of $1,000 and integral multiples thereof.
  If the Final Share Price is less than the Initial Share Price and, on any day during the Monitoring Period, the closing price of the Units is less than the Initial Share Price by more than the Protection Amount ($7.166 initially), we have elected to pay you the Cash Value at maturity.
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 34-A-II, supersede the terms set forth in product supplement no. 34-A-II. In particular, please refer to “Key Terms — Payment at Maturity” below and “Supplemental Terms of the Notes” in this pricing supplement for more information.
  For purposes of the notes offered by this pricing supplement, all references in the accompanying product supplement no. 34-A-II to “Reference Stock(s)” will be deemed to refer to “Unit(s)” and all references to “common stock” will be deemed to refer to “units.”

Key Terms

Units:	The units of beneficial interest in Mesabi Trust (the New York Stock Exchange symbol “MSB”)
Interest Rate:	6.575% over the term of the notes (equivalent to 13.15% per annum), paid monthly and calculated on a 30/360 basis.
Protection Amount:	$7.166, which is equal to 20.00% of the Initial Share Price, subject to adjustments
Pricing Date:	March 18, 2011
Settlement Date:	On or about March 23, 2011
Observation Date:	September 20, 2011*
Maturity Date:	September 23, 2011*
CUSIP:	48125XKG0
Interest Payment Dates:

Interest on the notes will be payable monthly in arrears on the 23rd calendar day of each month (each such date, an “Interest Payment Date”), commencing April 23, 2011, to and including the Maturity Date. See “Selected Purchase Considerations — Monthly Interest Payments” in this pricing supplement for more information.

Payment at Maturity:

The payment at maturity, in addition to any accrued and unpaid interest, is based on the performance of the Units. You will receive $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest at maturity, unless:

(1) the Final Share Price is less than the Initial Share Price; and
(2) on any day during the Monitoring Period, the closing price of the Units is less than the Initial Share Price by more than the Protection Amount.
If the conditions described in both (1) and (2) are satisfied, at maturity you will receive, in addition to any accrued and unpaid interest, instead of the principal amount of your notes, a cash payment equal to the Cash Value. The Cash Value will most likely be substantially less than the principal amount of your notes, and may be zero.
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date.
Cash Value:	The amount in cash equal to the product of (1) $1,000 divided by the Initial Share Price and (2) the Final Share Price, subject to adjustments
Initial Share Price:

$35.83, the closing price of the Units on the Pricing Date. The Initial Share Price is subject to adjustments in certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 34-A-II for further information about these adjustments.

Final Share Price:	The closing price of the Units on the Observation Date.

* Subject to adjustment in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 34-A-II and “Supplemental Terms of the Notes” in this pricing supplement.

Investing in the Reverse Exchangeable Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 34-A-II and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$35	$965

Total	$425,000	$14,875	$410,125

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $35.00 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other affiliated or unaffiliated dealers of $20.00 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of $20.00 include concessions allowed to selling dealers and concessions allowed to any arranging dealer. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-37 of the accompanying product supplement no. 34-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

March 18, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 34-A-II dated February 7, 2011. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 34-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 34-A-II dated February 7, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000867/e42001_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement no. 34-A-II, if the Final Share Price is less than the Initial Share Price and, on any day during the Monitoring Period, the closing price of the Units is less than the Initial Share Price by more than the Protection Amount, we have elected to pay you the Cash Value at maturity.

For purposes of the notes offered by this pricing supplement, the information set forth under “General Terms of Notes — Anti-Dilution Adjustments — Reorganization Events” in the accompanying product supplement no. 34-A-II is deemed to be deleted and replaced in its entirety with the following:

“Delisting of or Suspension of Trading in the Units and Termination of Mesabi Trust

If the Units are delisted from, or trading of the Units is suspended on, the Relevant Exchange and the Units are not listed for trading on another U.S. national securities exchange within five business days from the date of delisting or suspension and a U.S. national securities exchange lists or approves for trading successor or substitute securities that the calculation agent determines, in its sole discretion, to be comparable to the Units (any such successor or substitute securities, “Successor Securities”), such Successor Securities will be deemed to be the Units for purposes of the notes, including for purposes of determining whether a Market Disruption Event exists.  Upon any selection by the calculation agent of Successor Securities, the calculation agent will cause notice thereof to be furnished to the trustee, to us and to the registered holders of the notes.

If a “Termination Event” (as defined below) occurs, the maturity date will be accelerated to the third business day following the date we provide notice of the occurrence of the Termination Event to the trustee as described below (the “Notice Date”). The amount payable on the accelerated maturity date per $1,000 principal amount note will be determined by the calculation agent and will be an amount in cash equal to the amount payable at maturity per $1,000 principal amount note as described under the caption “Description of Notes — Payment at Maturity,” calculated as if the Notice Date were the Observation Date and the last day during the Monitoring Period.

If the maturity of the notes is to be accelerated because of a Termination Date as described above, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to The Depository Trust Company of the cash amount due with respect to the notes as promptly as possible and in no event later than five business days after the date of the occurrence of the Termination Event.

A “Termination Event” with respect to the Units means the occurrence of any of the following events:

(a) the delisting from trading of the Units on the Relevant Exchange and the failure of the Units to be listed for trading on another U.S. national securities exchange within five business days from the date the Units are delisted and the failure of the Successor Securities, if any, that the calculation agent determines to be comparable to the Units to be listed or approved for trading on a U.S. national securities exchange;

(b) a vote by 75% or more of the holders of the Units to terminate Mesabi Trust; or

(c) any other event that would lead to the termination, dissolution or liquidation of Mesabi Trust.”

Selected Purchase Considerations

  THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING — The notes will pay 6.575% (equivalent to 13.15% per annum) interest over the term of the notes, which we believe is higher than the yield received on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
  MONTHLY INTEREST PAYMENTS — The notes offer monthly interest payments at a rate of 6.575% (equivalent to 13.15% per annum) over the term of the notes. Interest will be payable monthly in arrears on the 23rd calendar day of each month (each such date, an “Interest Payment Date”), commencing April 23, 2011, to and including the Maturity Date, to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Units of Beneficial Interest in Mesabi Trust	PS-1

  THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL — We will pay you your principal back at maturity so long as the Final Share Price is not less than the Initial Share Price or the closing price of the Units is not less than the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period. However, if the Final Share Price is less than the Initial Share Price and the closing price of the Units on any day during the Monitoring Period is less than the Initial Share Price by more than the Protection Amount ($7.166 initially), you could lose the entire principal amount of your notes.
  TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 34-A-II. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes as units comprising a cash-settled Put Option and a Deposit for U.S. federal income tax purposes. We and you agree to treat approximately 2.74% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to maturity or sale. However, there are other reasonable treatments that the Internal Revenue Service (the “IRS”) or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Units. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 34-A-II dated February 7, 2011.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The payment at maturity will be based on the Final Share Price and whether the closing price of the Units is less than the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period. Under certain circumstances, you will receive at maturity the Cash Value instead of the principal amount of the notes. The Cash Value will most likely be less than the principal amount of each note and may be zero. Accordingly, you could lose up to the entire principal amount of your notes.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If, on any day during the Monitoring Period, the closing price of the Units is less than the Initial Share Price minus the Protection Amount ($7.166 initially), you will be fully exposed to any depreciation in the Units. We refer to this feature as a contingent buffer. Under these circumstances, and if the Final Share Price is less than the Initial Share Price, you will receive at maturity the Cash Value and, consequently, you will lose 1% of the principal amount of your investment for every 1% that the Final Share Price is less than the Initial Share Price. You will be subject to this potential loss of principal even if the closing price of the Units subsequently recovers such that the closing price of the Units is above the Initial Share Price minus the Protection Amount ($7.166 initially). If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity or on any Interest Payment Date, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We and/or our affiliates may also currently or from time to time engage in business with Mesabi Trust, including extending loans to, or making equity investments in, Mesabi Trust or providing advisory services to Mesabi Trust. In addition, one or more of our affiliates may publish research reports or otherwise express opinions with respect to Mesabi Trust, and these reports may or may not recommend that investors buy or hold the Units. As a prospective purchaser of the notes, you should undertake an independent investigation of Mesabi Trust as in your judgment is appropriate to make an informed decision with respect to an investment in the notes.
  SINGLE EQUITY RISK — The price of the Units can fall sharply due to factors specific to the Units and its issuer, such as unit price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Units of Beneficial Interest in Mesabi Trust	PS-2

  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Influence the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY — We will pay you your principal back at maturity only if the closing price of the Units is not less than the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period or the Final Share Price is equal to or greater than the Initial Share Price. If the closing price of the Units is less than the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period, you will be fully exposed at maturity to any decline in the market price of the Units.
  VOLATILITY RISK — Greater expected volatility with respect to the Units indicates a greater likelihood as of the Pricing Date that the Units could close below the Initial Share Price by more than the Protection Amount ($7.166 initially) on any day during the Monitoring Period. The volatility of the Units, however, can change significantly over the term of the notes. The closing price of the Units could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.
  YOUR MAXIMUM RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF THE UNITS — Unless (i) the Final Share Price is less than the Initial Share Price and (ii) on any day during the Monitoring Period, the closing price of the Units is less than the Initial Share Price by more than the Protection Amount ($7.166 initially), for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of the Units, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in the Units during the term of the notes.
  NO OWNERSHIP RIGHTS IN THE UNITS — As a holder of the notes, you will not have any ownership interest or rights in Mesabi Trust, such as voting rights or dividend payments. In addition, the trustees of Mesabi Trust will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of the Units and the notes.
  THE MATURITY OF THE NOTES WILL BE ACCELERATED IF MESABI TRUST IS TERMINATED, DISSOLVED, OR OTHERWISE LIQUIDATED — Mesabi Trust is subject to termination if, among other things, 75% or more of the holders of the Units vote to terminate the assets of Mesabi Trust. We refer to any event that would lead to the termination, dissolution or liquidation of Mesabi Trust as a “Termination Event.” If a Termination Event occurs, the maturity date of the notes will be accelerated. Such acceleration may have a negative effect on your payment, if any, at maturity since the Final Share Price will be calculated based on the date we provide notice of the occurrence of the Termination Event rather than the originally scheduled Observation Date. If the payment on your notes is accelerated due to a Termination Event, your investment may result in a loss and you may not be able to reinvest your money in an investment with a comparable return for a similar level of risk. Please see “Supplemental Terms of the Notes” in this pricing supplement.
  NO AFFILIATION WITH MESABI TRUST — We are not affiliated with Mesabi Trust. We assume no responsibility for the adequacy of the information about Mesabi Trust contained in this pricing supplement or in product supplement no. 34-A-II. You should make your own investigation into the Units and Mesabi Trust. We are not responsible for Mesabi Trust’s public disclosure of information, whether contained in SEC filings or otherwise.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  HEDGING AND TRADING IN THE UNITS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including in the Units or instruments related to the Units. We or our affiliates may also trade in the Units or instruments related to the Units from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect our payment to you at maturity.
  MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the value of the Units and interest rates on any trading day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in product supplement no. 34-A-II.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Units of Beneficial Interest in Mesabi Trust	PS-3

The Units

Public Information

All information contained herein on the Units and on Mesabi Trust is derived from publicly available sources and is provided for informational purposes only. According to its publicly available filings with the SEC, Mesabi Trust is a trust organized under the laws of the State of New York. The documents governing Mesabi Trust specifically prohibit the trustees from entering into or engaging in any business. The principal assets of Mesabi Trust consist of interests in leases of certain properties in the Mesabi Iron Range in Minnesota, and leasehold royalty income constitutes the principal source of the Mesabi Trust’s revenue.

The units of beneficial interest in Mesabi Trust are registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and listed on the New York Stock Exchange, which we refer to as the Relevant Exchange for purposes of Mesabi Trust in the accompanying product supplement no. 34-A-II. Information provided to or filed with the SEC by Mesabi Trust, pursuant to the Exchange Act, can be located by reference to SEC file number 001-04488, and can be accessed through www.sec.gov. We do not make any representation that these publicly available documents are accurate or complete.

Historical Information Regarding the Units

The following graph sets forth the historical performance of the Units based on the weekly closing price (in U.S. dollars) of the Units from January 6, 2006 through March 18, 2011. The closing price of the Units on March 18, 2011 was $35.83. We obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. The closing prices and this other information may be adjusted by Bloomberg Financial Markets for corporate actions such as stock splits, public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

Since its inception, the Units has experienced significant fluctuations. The historical performance of the Units should not be taken as an indication of future performance, and no assurance can be given as to the closing prices of the Units during the term of the notes. We cannot give you assurance that the performance of the Units will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that Mesabi Trust will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Units.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Units of Beneficial Interest in Mesabi Trust	PS-4

Examples of Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates hypothetical payments at maturity on a $1,000 investment in the notes, based on a range of hypothetical Final Share Prices and assuming that the closing price of the Units declines in the manner set forth in the columns titled “Hypothetical lowest closing price during the Monitoring Period” and “Hypothetical lowest closing price expressed as a percentage of Initial Share Price during the Monitoring Period.” The numbers appearing in the following table and examples have been rounded for ease of analysis. For this table of hypothetical payments at maturity, we have also assumed the following:

• the Initial Share Price:	$35.80	• the Protection Amount (in U.S. dollars): $7.16
• the Interest Rate:	6.575% (equivalent to 13.15% per annum)	• the Protection Amount: 20.00%
Hypothetical lowest closing price during the Monitoring Period	Hypothetical lowest closing price during the Monitoring Period expressed as a percentage of Initial Share Price	Hypothetical Final Share Price	Hypothetical Final Share Price expressed as a percentage of Initial Share Price	Payment at Maturity**
$35.80	100%	$71.60	200%	$1,000.00
$17.90	50%	$37.59	105%	$1,000.00
$35.80	100%	$35.80	100%	$1,000.00
$28.64	80%	$28.64	80%	$1,000.00
$17.90	50%	$34.01	95%	$950.00
$17.90	50%	$17.90	50%	$500.00
$8.95	25%	$8.95	25%	$250.00
$0.00	0%	$0.00	0%	$0.00
**	Note that you will receive at maturity any accrued and unpaid interest in cash, in addition to the Cash Value or the principal amount of your note in cash.

The following examples illustrate how the payments at maturity set forth in the table above are calculated.

Example 1: The lowest closing price of the Units during the Monitoring Period was $17.90 but the Final Share Price is $37.59. Because the Final Share Price of $37.59 is greater than the Initial Share Price of $35.80, you will receive a payment at maturity of $1,000 per $1,000 principal amount note.

Example 2: The lowest closing price of the Units during the Monitoring Period was $17.90 and the Final Share Price is $34.01. Because the Final Share Price of $34.01 is less than the Initial Share Price of $35.80 and the closing price of the Units declined by more than the Protection Amount on at least one day during the Monitoring Period, you will receive the Cash Value at maturity. Because the Final Share Price of the Units is $34.01, your final payment at maturity is $950.00.

Example 3: The closing price of the Units does not decline, as compared with the Initial Share Price, by more than the Protection Amount on any day during the Monitoring Period prior to the Observation Date. However, the closing price of the Units on the Observation Date is $17.90, a decline of more than the Protection Amount. Because the Final Share Price of $17.90 is less than the Initial Share Price of $35.80 and the Final Share Price has declined by more than the Protection Amount, you will receive the Cash Value at maturity. Because the Final Share Price of the Units is $17.90, your final payment at maturity is $500.00.

Example 4: The Final Share Price of $28.64 is less than the Initial Share Price of $35.80 but does not decline by more than the Protection Amount and the closing price of the Units does not decline by more than the Protection Amount on any day during the Monitoring Period. Because the closing price of the Units has not declined by more than the Protection Amount on any day during the Monitoring Period, you will receive a payment at maturity of $1,000 per $1,000 principal amount note, even though the Final Share Price of $28.64 is less than the Initial Share Price of $35.80.

Regardless of the performance of the Units or the payment you receive at maturity, you will receive interest payments, for each $1,000 principal amount note, in the aggregate amount of $65.75 over the term of the notes. The actual Cash Value you may receive at maturity and the actual Protection Amount applicable to your notes may be more or less than the amounts displayed in this hypothetical and will depend in part on the Initial Share Price. On the Pricing Date, the Initial Share Price was $ 35.83 and the Protection Amount was $ 7.166, in each case subject to adjustments.

JPMorgan Structured Investments — Reverse Exchangeable Notes Linked to the Units of Beneficial Interest in Mesabi Trust	PS-5